UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 29 June 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") Shareholders are hereby advised that Mr NA Chohan, Director of Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd, sold Gold Fields Limited shares on the open market.

Details of the transactions are set out below:

	NA CHOHAN
Nature of transaction	On market sale of shares
Transaction Date	25 June 2020
Number of Shares	10 000 (Ten Thousand)
Class of Security	Ordinary Shares
Lowest Price per Share	R 155.98
Highest price per share	R 156.25
Weighted average price per share	R 156.06
Total Value	R 1 560 600
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

29 June 2020
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 29 June 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer